Exhibit 99.1

Ucommune Delivers Customized Office Space with All-In-One Solution

Accelerating the large-scale conglomerates to achieve strategic business layout among the domestic and international markets

BEIJING, Oct. 26, 2022  /PRNewswire/ -- Ucommune International Ltd (NASDAQ: UK) (“Ucommune” or the “Company”), a leading agile office space manager and provider in China, announces that its latest customized all-in-one “Pu’er” project in Pu’er City, Yunnan, China has been delivered for operation on October 25, 2022. The project marks its fifth all-in-one customized office space project co-developed with a leading global telecom equipment provider.

“All-in-one” customized office space is a new integrated office solution developed by Ucommune in January 2022, which covers a full cycle starting from site selection, location design, venue construction, renovation and maintenance, to the next phase of lease renewal. The solution allows customers to solve all the problems and concerns about hardware and office services they encounter during the preparation and use of office space with only one contract, one invoice and one contact person. Ucommune can assist conglomerates in quickly realizing strategic layouts with unified standards among multiple locations while minimizing administrative costs.

Using this business model, complex multi-link procedures can be reduced to three steps, namely “submission of requirements,” “confirmation of space inspection” and “delivery and operation,” which can be completed in about 45 days, leading to a significantly shorter processing time, as well as lower energy and labor costs.

The first “all-in-one” customized office space project landed in the sub-center of Beijing back in May this year. Being part of its all-in-one customized office space cooperative model, Ucommune strives to ensure that employees of its cooperative enterprises receive consistent corporate care.

Ucommune has been working with Qihoo 360 and other large enterprises on this business model. By partnering with these large companies, Ucommune will be able to offer new co-working service and enrich the office services ecosystem.

In the future, Ucommune will continue to give full play to its advantages and accumulated operational expertise to offer a consistent high-standard office experience for employees of more enterprises located in different places and create a more diverse and comfortable work environment.

About Ucommune International Ltd

Ucommune is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By utilizing its expertise in the real estate and retail industries, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s agile office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s agile office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Ucommune International Ltd

ir@ucommune.com